UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cloud Dentistry, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 3, 2014

Physical address of issuer
One Washington Mall, Boston, MA 02108

Website of issuer
https://www.clouddentistry.com

Current number of employees
16

	Most recent fiscal year-end (FY 2021)	Prior fiscal year-end (FY 2020)
Total Assets	$331,244	$1,028,384
Cash & Cash Equivalents	$283,884	$967,840
Accounts Receivable	-	$569
Short-term Debt	$705,961	$277,299
Long-term Debt	$456,781	$186,390
Revenues/Sales	$2,074,199	$1,217,760
Cost of Goods Sold	$431,566	$174,734
Taxes Paid	-	-
Net Income (Loss)	($1,649,810)	($938,576)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
July 25, 2022

Cloud Dentistry, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Cloud Dentistry, Inc. ("the Company") was previously organized as Cloud Dentistry, LLC, a Delaware limited liability company formed on February 3, 2014, under the laws of the State of Delaware. Cloud Dentistry, LLC converted from a Delaware limited liability company to a Delaware corporation effective as of October 9, 2020. The Company is headquartered in Houston, TX and Boston, MA.

The Company is located at One Washington Mall, Boston, MA 02108.

The Company's website is https://www.clouddentistry.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and

technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. Readers should consider general risks as well as specific risks for the Company.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The dental staffing market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Cloud Nursing, Inc. and Cloud Dentistry Marketing Inc. Cloud Dentistry, Inc. holds 50% of Cloud Nursing, Inc., which is no longer active, and 51% of Cloud Dentistry Marketing Inc.

The Company has conducted Related Party Transactions. Certain amounts are due from a company under common control. As of December 31, 2021 and 2020, a related party receivable was recorded in connection with $9,951 and $9,910, respectively. Additionally, at the end of both 2021 and 2020, $3,500 in related party receivable is recorded for rent expense paid on behalf of an independent entity with similar investors of the Company. These amounts are included per the balance sheets as 'Related party receivable.'

In 2020, the Company settled a related party advance liability with the founder in the amount of $484,741. These advances were loaned to the Company by one of its founders during the course of business since inception. There was no related agreement or interest paid on the advances. Additionally, the Company settled a related party balance of $28,753 in connection with expenses paid on behalf of the Company.

The Company has outstanding liabilities. Notes payable consisted of the following as of December 31, 2021:

Paycheck Protection Program loan dated April 15, 2020 for a principal amount of $76,258 with an interest rate of approximately 1% per annum. Note is secured by property held by the Company and maturity date is April 15, 2022. Loan was forgiven in full in May 2021.

Small Business Administration loan dated June 7, 2020 for a principal amount of $150,000 with an interest rate of 3.75% per annum. Note is secured by assets held by the Company and maturity date is June 7, 2050. Payments are $731 per month beginning in December 2022 after a 30-month suspension of payments due to Covid. Balance includes $9,063 of LT accrued interest on note.

Revenue share arrangement with a third party under which the Company received on May 3, 2021 a $591,000 advance in exchange for granting right, title and interest in future receivables of the Company. Payments are $30,402 for 24 months with an effective interest rate of approximately 19.6% per annum.

Convertible Notes dated September 29, 2021 totaling $200,000 bear interest on the unpaid principal balance at a rate equal to 20% per annum. Unless otherwise converted to equity, interest is due and payable on the first anniversary date and on the maturity date of September 30, 2023.

Debt Discount of $60,291 associated with value of warrants issued in connection with convertible debt to be amortized to expense over the term of the convertible note.

Revenue share arrangement with a third party under which the Company received on December 17, 2021 a $150,000 advance in exchange for granting right, title and interest in future receivables of the Company. Payments are $13,872 for 12 months with an effective interest rate of approximately 16% per annum.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has outstanding litigation. On February 3, 2021, the Company received a letter from the Massachusetts Attorney General's Office informing the Company that the Attorney General's Office has reason to believe that the Company had violated a provision of the Massachusetts wage and hour laws. The letter does not specify the alleged violation, but the letter suggests that the Attorney General's Office is investigating the possible misclassification of employees as independent contractors. The Company has submitted responses to the Attorney General's Office's initial document requests and also responded to several supplement requests, the last of which was submitted in May 2021. The Attorney General's Office has made no additional inquiries since this last submission. The Company does not engage any independent contractors in Massachusetts and has very few employees who live or work in Massachusetts and believes the impact on the Company's business from the inquiry will be limited.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business

Background

Due to a fragmented industry that's ~50% temp or part-timers, dental offices suffer from high turnover and unreliable staff. On average, dental offices on Cloud Dentistry's platform book approximately 4 temps per month.

Dentists spend over $1.4B annually on staffing. With the dental industry growing 2x faster than average, the spend on dental staffing will only go up. Today, practices rely on agencies and job boards for staffing. Agencies are expensive, charging 20% markups on rates and $5000+ for a single full-time hire.

Job boards don't pre-verify dental licenses and lack tools for coordinating assignments. As such, they suffer up to a 60% candidate no-show rate. This results in short-staffed practices canceling thousands of dollars in appointments, from just a single staff no-show.

Solution

Cloud Dentistry's marketplace solves this problem. By empowering end-users to schedule on-demand work assignments, we deliver quicker, less expensive, and higher quality dental staff. Practices create free accounts to peruse profiles with pre-verified licenses. To message or book staff, they upgrade to a paid subscription (that is 1/10th the cost of other solutions).

After a booking, the office and professional review each other, providing accountability and transparency in the marketplace. Payments are handled on platform through our Stripe integration. Professionals get to be the boss. They choose when they work, how far they travel, and how much they charge. Best of all, they cultivate valuable online real estate in their profile that tracks work history, user reviews, and makes them sticky to the platform.

Business Plan

The Company plans on further scaling its business using its existing playbook, by (i) expanding into new cities in the United States and (ii) increasing our share of existing customers' budgets through product upgrades and third-party integrations. Launching new markets will require multifaceted marketing campaigns directed to our dual audiences of dental practices and dental professionals. We anticipate that these marketing campaigns will include community-driven growth of our social media presence, increased digital ad spend, attendance at trade shows, sponsorships of local dental associations, stronger relationships with dental schools and a robust affiliate marketing program, among other initiatives. We believe that increased user engagement and user spend may be achieved through a combination of UI/UX enhancement, new and improved search and booking algorithms and other new features, which are currently under development, or which are planned for development. Taking full advantage of our network effect, we also plan on layering additional services that are ancillary to staffing, via third-party integrations, such as giving our users the ability to purchase background checks, continuing education, specialist matches, and HIPAA/OSHA training.

Litigation

On February 3, 2021, the Company received a letter from the Massachusetts Attorney General's Office informing the Company that the Attorney General's Office has reason to believe that the Company had violated a provision of the Massachusetts wage and hour laws. The letter does not specify the alleged violation, but the letter suggests that the Attorney General's Office is investigating the possible misclassification of employees as independent contractors. The Company has submitted responses to the Attorney General's Office's initial document requests and also responded to several supplement requests, the last of which was submitted in May 2021. The Attorney General's Office has made no additional inquiries since this last submission. The Company does not engage any independent contractors in Massachusetts and has very few employees who live or work in Massachusetts and believes the impact on the Company's business from the inquiry will be limited.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Roberto Tepichin III	Full Time Co-Founder, President, CEO, Treasurer & Director (February 3, 2014-Present)	Responsible for all business operations of the Company and general supervision of the entire business of the Company, subject to the control of the board of directors.
Cheyenne Ellis Welker	Part Time Director (October 13, 2020-Present)	Responsible for management of the business of the Company; Owner and Operator of a steel manufacturing business.
Reza Sanjar	Part Time Director (October 13, 2020-Present)	Responsible for management of the business of the Company; Practicing Dentist.
Shervin Molayem	Part Time Director (September 23, 2021-Present)	Responsible for management of the business of the Company; Practicing Dentist.
Patrick Connolly	Part Time Secretary (October 9, 2020-Present)	Responsible for keeping records of the Company; Attorney.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities on a Fully Diluted Basis	Other material terms
Class A Common Stock	9,700,000	Yes	66.38%	N/A
Class B Common Stock	172,222	No	1.18%	N/A
Series A Preferred Stock	1,370,076	Yes	9.38%	Liquidation and voting rights as set forth in the COI
Stock Plan	2,873,222	Yes, if exercised	19.65%	N/A
Class A Common Stock Warrants	497,687	Yes, if exercised	3.41%	N/A

The Company has the following debt outstanding as of December 31, 2021:

Notes payable consisted of the following as of December 31, 2021:

Paycheck Protection Program loan dated April 15, 2020 for a principal amount of $76,258 with an interest rate of approximately 1% per annum. Note is secured by property held by the Company and maturity date is April 15, 2022. Loan was forgiven in full in May 2021.

Small Business Administration loan dated June 7, 2020 for a principal amount of $150,000 with an interest rate of 3.75% per annum. Note is secured by assets held by the Company and maturity date is June 7, 2050. Payments are $731 per month beginning in December 2022 after a 30-month suspension of payments due to Covid. Balance includes $9,063 of LT accrued interest on note.

Revenue share arrangement with a third party under which the Company received on May 3, 2021 a $591,000 advance in exchange for granting right, title and interest in future receivables of the Company. Payments are $30,402 for 24 months with an effective interest rate of approximately 19.6% per annum.

Convertible Notes dated September 29, 2021 totaling $200,000 bear interest on the unpaid principal balance at a rate equal to 20% per annum. Unless otherwise converted to equity, interest is due and payable on the first anniversary date and on the maturity date of September 30, 2023.

Debt Discount of $60,291 associated with value of warrants issued in connection with convertible debt to be amortized to expense over the term of the convertible note.

Revenue share arrangement with a third party under which the Company received on December 17, 2021 a $150,000 advance in exchange for granting right, title and interest in future receivables of the Company. Payments are $13,872 for 12 months with an effective interest rate of approximately 16% per annum.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Roberto Tepichin III	Common Stock	23.54%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Cloud Dentistry, Inc. ("the Company") was previously organized as Cloud Dentistry, LLC, a Delaware limited liability company formed on February 3, 2014 under the laws of the State of Delaware. Cloud Dentistry, LLC converted from a Delaware limited liability company to a Delaware corporation effective as of October 9, 2020. The Company is headquartered in Houston, TX and Boston, MA.

Liquidity and Capital Resources

We have approximately $283,884 in cash on hand and cash equivalents as of December 31, 2021.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

When making any investment decision, readers should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Total Proceeds of Offering	Use of Proceeds of the Previous Offering
Membership Interests[1],[2]	December 31, 2018 through March 31, 2019	Regulation D, 506(b)	LLC Membership Interests	LLC Membership Interests totaling approximately 11.31%.	$1,020,000	Product development and other general corporate purposes.
Profits Interest Grants[3]	March 17, 2020	Rule 701	Profits Interests	LLC Membership Interests totaling 3.0%.	N/A	N/A: issuance of equity compensation to service providers.
Class A Common	October 9, 2020	4(a)(2), Rule 701	Common Equity	9,700,000 shares of Class A Common Stock	N/A	N/A: issuance of shares upon conversion of predecessor LLC.
Class B Common	October 9, 2020	4(a)(2), Rule 701	Common Equity	300,000 shares of Class B Common Stock	N/A	N/A: issuance of equity compensation to service providers upon conversion of predecessor LLC.
Series A	July 30, 2021	Regulation D, 506(b)	Preferred Equity	1,527,555 shares of Series A Preferred Stock	$1,939,994.85	Product development and other general corporate purposes.
Convertible Notes	September 29, 2021	4(a)(2)	Convertible Notes	$199,998.33	$199,998.33	Redemption of shares of Series A Preferred Stock.

[1] All Membership Interests issued by Cloud Dentistry, LLC were subsequently converted to Class A Common Stock of the Company in connection with the conversion of Cloud Dentistry, LLC into the Company, effective October 9, 2020.
[2] Includes the issuance to Trey Tepichin of LLC Membership Interests totaling approximately 2.22% in exchange for cancellation/forgiveness of a guaranteed payment in the amount of $200,000.
[3] All Profits Interests issued by Cloud Dentistry, LLC were subsequently converted to Class B Common Stock of the Company in connection with the conversion of Cloud Dentistry, LLC into the Company, effective October 9, 2020.

Warrants	September 29, 2021	4(a)(2)	Class A Common Warrants	Warrants to purchase up to 497,687 shares of Class A Common Stock	N/A	N/A; issuance in connection with convertible notes.
Series A	March 31, 2022	Regulation CF	Preferred Equity	292,599 shares of Series A Preferred Stock	$429,145	Product development and other general corporate purposes.

Dilution

When the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

When making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Certain amounts are due from a company under common control. As of December 31, 2021 and 2020, a related party receivable was recorded in connection with $9,951 and $9,910, respectively. Additionally, at the end of both 2021 and 2020, $3,500 in related party receivable is recorded for rent expense paid on behalf of an independent entity with similar investors of the Company. These amounts are included per the balance sheets as 'Related party receivable.'

In 2020, the Company settled a related party advance liability with the founder in the amount of $484,741. These advances were loaned to the Company by one of its founders during the course of business since inception. There was no related agreement or interest paid on the advances. Additionally, the Company settled a related party balance of $28,753 in connection with expenses paid on behalf of the Company.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

Bad Actor Disclosure
None.

Ongoing Reporting
Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

This Form C-AR represents the first required Annual Report for fiscal year 2021.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Roberto 'Trey' Tepichin III*

_____

(Signature)

Roberto 'Trey' Tepichin III

_____

(Name)

Founder & CEO

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Roberto 'Trey' Tepichin III*

_____

(Signature)

Roberto 'Trey' Tepichin III

_____

(Name)

Founder President, CEO, Treasurer & Director

_____

(Title)

July 25, 2022

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



CLOUD DENTISTRY, INC.
A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2021 and 2020



COMPANY CERTIFIED FINANCIALS

Management certifies that these unaudited financial statements of Cloud Dentistry, Inc as of December 31, 2021 and 2020 are a fair representation of consolidated financial statements that are free from material misstatement. We are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order to be in accordance with accounting principles generally accepted in the United States of America.

/s/ Trey Tepichin
———————————————

Trey Tepichin

CEO

CLOUD DENTISTRY, INC.

Years Ended December 31, 2021 and 2020

Table of Contents

Financial Statements

CLOUD DENTISTRY, INC.
CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2020 (unaudited)

Assets

	2021	2020
Current assets		
Cash and cash equivalents	$ 283,884	$ 967,840
Accounts receivable, net	-	569
Prepaids	22,970	19,537
Related party receivable	12,809	13,430
Other current assets	-	10,706
Total current assets	319,663	1,012,082
Property and equipment, net	11,581	16,302
Total assets	$ 331,244	$ 1,028,384
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 123,625	$ 74,855
Accrued expenses	138,156	126,046
Deferred revenue	4,366	17,265
Revenue share liabilities, current portion	439,814	59,133
Total current liabilities	705,961	277,299
Long term liabilities		
Revenue share liabilities, non-current portion	159,536	-
Other long-term liabilities	-	19,266
PPP loan payable, non-current portion	-	17,124
SBA loan payable, non-current portion	150,000	150,000
Convertible Notes Payable	147,245	-
Total long term liabilities	456,781	186,390
Total liabilities	1,162,742	463,689
Stockholders' equity (deficit)		
Preferred stock, $0.0001 par value, 1,370,076 and 1,574,803 shares authorized; 1,370,076 and 1,295,273 shares issued and outstanding as of December 31, 2021 and 2020, respectively.	137	130
Class A common stock, $0.0001 par value, 14,440,985 and 12,700,000 shares authorized; 9,700,000 and 9,700,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively.	970	970
Class B common stock, $0.0001 par value, 172,222 and 300,000 shares authorized; 172,222 and 300,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively.	17	30
Additional paid-in capital	3,877,161	3,623,505
Accumulated deficit	(4,710,695)	(3,060,885)
Accumulated other comprehensive income	912	945
Total stockholders' equity (deficit)	(831,498)	564,695
Total liabilities and stockholders' equity	$ 331,244	$ 1,028,384

CLOUD DENTISTRY, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

Years Ended December 31, 2021 and 2020 (unaudited)

	2021	2020
Sales	$ 2,074,199	$ 1,217,760
Cost of sales	431,566	174,734
Gross profit	1,642,633	1,043,026
Operating expenses		
Professional fees	209,487	223,671
General & administrative	292,221	152,335
Contractor expense	752,339	200,489
Rent	24,052	3,969
Travel	45,187	17,744
Salaries and related expenses	1,474,366	889,920
Depreciation & amortization	7,238	2,853
Marketing	365,094	344,437
Commissions expense	120,273	136,076
Total operating expenses	3,290,258	1,971,495
Operating loss	(1,647,625)	(928,469)
Other income (expenses)		
Interest expense	(90,984)	(20,929)
Other income (expense)	88,799	10,823
Net income (loss)	(1,649,810)	(938,576)
Provision for income taxes	-	-
Net loss	$ (1,649,810)	$ (938,576)

CLOUD DENTISTRY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2021 and 2020 (unaudited)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2019	-	$ -	-	$ -	-	$ -	$ 1,502,706	$ (2,122,309)	$ 773	$ (618,830)
Stockholders' contributions							584,133			584,133
Issuance of preferred stock for cash	1,295,272	130					1,644,869			1,644,999
Issuance of Class A common stock for members' equity			9,700,000	970			-			970
Issuance of Class B common stock for services					300,000	30	12,528			12,558
Equity issuance costs							(120,732)			(120,732)
Change due to currency translation									172	172
Net loss							-	(938,576)		(938,576)
Balance, December 31, 2020	1,295,272	130	9,700,000	970	300,000	30	3,623,504	(3,060,885)	945	564,694
Issuance of preferred stock for cash	232,283	23					294,976			294,999
Repurchased preferred stock	(157,479)	(16)					(199,983)			(199,999)
Cancellation of Class B common stock for services					(127,778)	(13)				(13)
Stock Based Compensation							233,906			233,906
Issuance of warrants for debt discount							60,291			60,291
Equity issuance costs							(135,534)			(135,534)
Change due to currency translation									(33)	(33)
Net loss								(1,649,810)		(1,649,810)
Balance, December 31, 2021	1,370,076	137	9,700,000	970	172,222	17	3,877,161	(4,710,695)	912	(831,498)

CLOUD DENTISTRY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020 (unaudited)

	2021	2020
Cash flows from operating activities		
Net loss	$ (1,649,811)	$ (938,576)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	7,238	2,853
Stock-based compensation	233,906	125,028
Warrant financing amortization	7,536	-
Gain on PPP loan extinguishment	(76,257)	-
(Increase) decrease in assets:		
Accounts receivable	569	8,007
Prepaids	(3,433)	(19,537)
Related party receivable	621	(3,480)
Deposit	10,706	(10,706)
Increase (decrease) in liabilities:		
Accounts payable	48,771	27,726
Accrued expenses	(7,158)	45,727
Deferred revenue	(12,899)	17,265
Related party advances	-	(513,494)
Other liabilities	-	19,266
Net cash used in operating activities	$ (1,440,209)	$ (1,239,920)
Cash flows from investing activities		
Purchase of property and equipment	(2,518)	(16,387)
Net cash used in investing activities	(2,518)	(16,387)
Cash flows from financing activities		
Proceeds from issuance of revenue share arrangements	741,000	
Repayment of revenue share arrangements	(141,650)	
Proceeds from issuance of PPP loan	-	58,991
Proceeds from issuance of SBA loan	-	150,000
Proceeds from issuance of shares	19,745	1,996,900
Proceeds from Convertible Debt net of debt discount	139,708	-
Net cash provided by financing activities	758,804	2,205,891
Effect of exchange rate changes on cash and cash equivalents	(33)	172
Net increase (decrease) in cash and cash equivalents	(683,923)	949,584
Cash and cash equivalents at beginning of year	$ 967,840	$ 18,084
Cash and cash equivalents at end of year	$ 283,884	$ 967,840
Supplement Noncash Investing and Financing Activities		
Common stock issued as compensation	$ -	$ 12,528
Supplemental Disclosure		
Interest paid	$ 70,241	$ 12,555
Taxes paid	$ -	$ -

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Cloud Dentistry, Inc. ("the Company") is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Cloud Dentistry, Inc. was incorporated on October 9, 2020, under the laws of the State of Delaware, and is headquartered in Houston, Texas. The Company was initially operated as an LLC prior to incorporation in 2020. Cloud Dentistry, LLC was organized as a limited liability company, under the laws of the State of Delaware, on January 30, 2014. These financials reflect the historical operations of the Company for the two years ending December 31, 2021. The Company develops and runs a web and app-based marketplace where dental offices can message and book dental professionals for work assignments in real time.

Basis of presentation

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Cloud Nursing, Inc. and Cloud Dentistry Marketing Inc., after elimination of significant intercompany balances and transactions.

Estimates

Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

Accounts receivable

 Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts.

Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 as of both December 31, 2021 and 2020, respectively.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally three years for all assets.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $365,095 and $344,438 for the years ended December 31, 2021 and 2020, respectively, recorded under the heading 'Marketing' in the consolidated statements of operations.

Revenue recognition

The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company earns service revenue by providing customers with a platform through which they can message and book dental professionals for work assignments in real time. Service revenue from these transactions is reported on a net basis equal to the price received from the customer for the booking less amounts collected for the fees owed to the dental professional performing the arranged service.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

· Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;

· Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

· Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

Subsequent events

Management has evaluated subsequent events through July 25, 2022, which is the date these consolidated financial statements were available to be issued.

Note 2 – Property and Equipment

Property and equipment consist of the following at December 31:

	2021	2020
Computer equipment	$ 23,367	$ 20,849
	23,367	20,849
Accumulated depreciation	(11,786)	(4,547)
Property and equipment, net	$ 11,581	$ 16,302

Depreciation expense for the years ended December 31, 2021 and 2020 was $7,238 and $2,853, respectively.

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

Note 3 – Notes Payable and Revenue Share Arrangements

Notes payable and revenue share arrangements consisted of the following as of December 31:

	2021	2020
Paycheck Protection Program loan dated April 15, 2020 for a principal amount of $76,258 with an interest rate of approximately 1% per annum. Note is secured by property held by the Company and maturity date is April 15, 2022. Loan was forgiven in full in May 2021.	$ -	$ 76,257
Small Business Administration loan dated June 7, 2020 for a principal amount of $150,000 with an interest rate of 3.75% per annum. Note is secured by assets held by the Company and maturity date is June 7, 2050. Payments are $731 per month beginning in December 2022 after a 30-month suspension of payments due to Covid. Balance includes $9,063 of LT accrued interest on note.	150,000	150,000
Revenue share arrangement with a third party under which the Company received on May 3, 2021 a $591,000 advance in exchange for granting right, title and interest in future receivables of the Company. Payments are $30,402 for 24 months with an effective interest rate of approximately 19.6% per annum.	448,427	-
Convertible Notes dated September 29, 2021 totaling $200,000 bear interest on the unpaid principal balance at a rate equal to 20% per annum. Unless otherwise converted to equity, interest is due and payable on the first anniversary date and on the maturity date of September 30, 2023.	200,000	-
Debt Discount of $60,291 associated with value of warrants issued in connection with convertible debt to be amortized to expense over the term of the convertible note.	(52,755)	-
Revenue share arrangement with a third party under which the Company received on December 17, 2021 a $150,000 advance in exchange for granting right, title and interest in future receivables of the Company. Payments are $13,872 for 12 months with an effective interest rate of approximately 16% per annum.	150,924	-
Total Notes payable	896,595	226,257
Current portion of notes payable	439,814	59,133
Total notes payable, net of current portion	$ 456,781	$ 167,124

Future minimum payments for each year ended December 31 are as follows:

2022	$	440,021
2023		161,266
2024		2,737
2025		2,859
2026		2,968
Thereafter		138,577
	$	748,427

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

Note 4 – Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $4,710,695 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these consolidated financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

Note 5 – Common Stock

As of December 31, 2021 and 2020, the company had 14,440,985 and 12,700,000 shares of class A common stock authorized with 9,700,000 and 9,700,000 shares issued and outstanding, respectively. Holders of class A common shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company over class B common shares. Class A common shares participate in voting matters.

As of December 31, 2021 and 2020, the Company had 172,222 and 300,000 shares of class B common stock authorized with 172,222 and 300,000 shares issued and outstanding of which zero and 186,111 were unvested, respectively. On September 21, 2021, 127,778 shares of class B common were cancelled.

On October 9, 2020, the Company authorized 12,700,000 shares of class A common stock with a par value of $0.0001 per share and the Company authorized 300,000 shares of class B common stock with a par value of $0.0001 per share. During 2020, the Company issued 300,000 shares of restricted class B common stock for services rendered by employees.

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

The Company utilizes a third-party valuation service to value the share price of the Company's class B common stock, which the Company uses to value the shares issued in 2020, resulting in stock-based compensation expense associated with vested shares in the amount of $12,528 for December 31, 2020.

On October 9, 2020, the Company commenced a plan of conversion of membership interests of Cloud Dentistry, LLC, into class A common shares and class B common shares of Cloud Dentistry, Inc. under which 9,700,000 and 300,000 shares of class A and class B common shares were issued, respectively.

Note 6 – Preferred Stock

In 2021, the Company had authorized shares of 1,370,076 and issued 232,283 Series A Preferred for $1.27 per share pursuant to the Series A Preferred Stock Purchase Agreement dated as of October 13, 2020. The net proceeds received were $294,999.

On September 29, 2021, certain investors participated in a transfer of 1,259,840 shares of Series A Preferred Stock to new investors for $1.27 per share. The board of directors consented to immediately remove one Independent Director and to replace on a subsequent date. Additionally, the Company repurchased 157,479 shares of Series A Preferred Stock for $199,999.

In 2020, the Company authorized 1,574,803 shares of preferred stock with a par value of $0.0001 per share. During the year ended December 31, 2020, the Company issued 1,295,272 preferred shares for total cash proceeds of $1,644,999. As of December 31, 2019, the Company had no shares of preferred stock authorized or outstanding.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of class A common shares in which the preferred shares may be converted. Holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to class A Common Stock basis. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable class A common stock as determined by dividing the original issuance price by the conversion price in effect at the time of conversion. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

Note 7 – Stock Options and Warrants

On December 2, 2021, the board of directors increased the Class A Common shares within the 2020 Stock Incentive Plan by 1,849,600 to 2,873,222. During 2021, the board granted stock options under the plan with some cancelling as noted in the table below. Of the stock options issued and outstanding as of December 31, 2021, 489,836 shares had vested and 1,653,386 remained unvested. In connection with

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

the 2020 Stock Incentive Plan, the Company recorded $233,906 in stock-based compensation in 2021 using the Black Scholes model to value the options.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Life (Years)
Balance at January 1, 2021			
Granted	2,285,763	$0.42	10.0
Exercised	-		
Cancelled	142,541		
Balance outstanding at December 31, 2021	2,143,222	$0.42	9.7
Options exercisable at December 31, 2021	2,143,222	$0.42	9.7

On September 29, 2021, the Company issued warrants to purchase up to an aggregate of 497,687 shares of Class A Common Stock at $0.42 per share.

Note 8 – Related Party Transactions

Certain amounts are due from a company under common control. As of December 31, 2021 and 2020, a related party receivable was recorded in connection with $9,951 and $9,910, respectively. Additionally, at the end of both 2021 and 2020, $3,500 in related party receivable is recorded for rent expense paid on behalf of an independent entity with similar investors of the Company. These amounts are included per the balance sheets as 'Related party receivable.'

In 2020, the Company settled a related party advance liability with the founder in the amount of $484,741. These advances were loaned to the Company by one of its founders during the course of business since inception. There was no related agreement or interest paid on the advances. Additionally, the Company settled a related party balance of $28,753 in connection with expenses paid on behalf of the Company.

Note 9 – Income Taxes

Prior to the Company incorporating as a C Corporation as of October 9, 2020, operations were conducted under Cloud Dentistry, LLC, a limited liability company, and treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying consolidated financial statements prior to incorporation. The Company files income tax returns in the U.S. federal jurisdiction and the Massachusetts and Texas jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, tax returns for 2018 through 2020 remain open to potential examination.

As of October 9, 2020, the Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has a tax net operating loss of approximately $1,943,152 for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $408,602 and the valuation allowance is $408,062 which nets to a deferred tax asset of $0 as of December 31, 2021.

Note 10 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Note 11 – Subsequent Events

In 2022, the Company has issued 866,294 shares of Series A-1 Preferred Stock for $1.54 per share. On February 16, 2022, the Convertible Notes of $200,000 and accrued interest of $13,258 converted into 224,079 shares of Series A-2 Preferred Stock at $0.95 price per share.